MEMORANDUM OF UNDERSTANDING

Convertible Notes in the Principal of US$20,000,000
of
China Green Holdings Ltd.

This Memorandum of Understanding (“MOU”) contains terms and conditions which are indicative only, and does not constitute an offer. This MOU is subject to contract. Unless otherwise expressly stated in the MOU, it is not intended to be legally binding on the Parties and the Parties are not and shall not be legally bound to proceed with the proposed transactions contemplated herein unless and until all relevant legal documentations are entered into. Neither Party shall be liable to the other for any form of compensation, loss or damages if for any reason legal documentations are not entered into.

Notwithstanding the above, the Parties expressly agree that Clauses 11 and 12 of this MOU shall be legally binding to the Parties.

1.	Parties

China Green Holdings Ltd. (IBC No. 1380489), a company incorporated under the laws of the British Virgin Islands (the “Issuer” or “CGHL”) and at the date hereof has an issued share capital of US$100.00 divided into 100 ordinary shares at par value of US$1.00 each.

China Green Industry Group Limited (IBC No. 1391771), a company incorporated under the laws of the British Virgin Islands (the “CGIG”).

CMTF Asset Management Limited (Company No. 855830), a company incorporated under the laws of Hong Kong (“CMTF”).

“Investors” means CMTF and its Affiliated Investor(s), and “Investor” means each or any one of them.

"Affiliated Investor” means and includes, in relation to CMTF :-

(a)	any subsidiary or holding company thereof (as within the meanings set out in the Companies Ordinance (Chapter 32 of the laws of Hong Kong));

(b)	any investment fund managed by CMTF; and

(c)	any company or investment fund nominated by CMTF.

China Technology Development Group Corporation (IBC No. 161076), a company incorporated under the laws of British Virgin Islands (“CTDC”), whose common stocks are listed on NASDAQ.

The Issuer, the Investors, CGIG and CTDC are collectively referred to as the “Parties”, and each or any one of them is referred to as “Party”.)

2.	The Issuer and CTDC Group

2.1	The Issuer, indirectly and through three wholly-owned subsidiaries, holds the entire equity interests in three companies established in the People’s Republic of China, namely China Merchants Zhangzhou Development Zone Trendar Solar Tech Limited, Shenzhen Innoessen Biotech Inc., and China Merchants Zhangzhou Development Zone Trenda Solar Limited.

2.2	CTDC holds the entire issued share capital of CGIG which holds the entire issued share capital of the Issuer.

2.3	The structure of CTDC and its subsidiaries (the “CTDC Group”) as at 18 December 2008 is set out in the Annexure hereto.

3.	Subscription and Issue of the Convertible Notes

3.1	Subject to and upon the terms and conditions of this MOU, the Issuer shall issue in favour of the Investors the convertible notes with an aggregated principal amount of US$20,000,000 (the “Principal”) and at its full face value (the “Convertibles Notes”). The major terms of the Convertible Notes are set out in this MOU.

3.2	The Parties shall enter into a subscription agreement (the “Subscription Agreement”) relating to the subscription and issue of the Convertible Notes on or before February 20, 2009 (the “Signing Date”). The Subscription Agreement shall contain, inter alia, the proforma note instrument (the “Note Instrument”), constituting the Convertible Notes upon issuance.

4.	Interest of the Convertible Notes

4.1	Interest of the Convertible Notes shall be equal to Hong Kong Prime Rate (the “P”) per annum, calculated on monthly basis and payable in arrears on the Maturity Date.

5.	Term of the Convertible Notes

5.1	The Convertible Notes shall be repaid on the Maturity Date.

5.2	The “Maturity Date” means the 4th anniversary date of the Completion Date.

6.	Completion

6.1	The completion of the subscription and issue of the Convertible Notes (the “Completion”) shall take place on or before the expiry of 7 business days after the Signing Date (the “Completion Date”).

6.2	The Completion is subject to and conditional upon: -

(a)	conditions precedent to Completion usual and customary for the subscription of the Convertible Notes(to be fully defined in the Subscription Agreement) being fulfilled; and

(b)	without prejudice to the Clause 6.2(a), the Investors being satisfied with the conduct and results of the Due Diligence.

6.3	The Convertible Notes shall be issued by the Issuer in favour of the Investors on the Completion Date.

6.4	On Completion Date and upon the issue of the Convertible Notes in favour of the Investors, the Investors shall pay the subscription money in the sum of US$20,000,000 (the “Subscription Money”) to the Issuer.

7.	Conversion Right

7.1	The Investors, as noteholder of the Convertible Notes, shall, during the Conversion Period, have the right to convert the Principal or any part thereof into :-

(a)	CGHL Shares at the CGHL Conversion Price per CGHL Shares; or

(b)	CTDC Shares at the CTDC Conversion Price per CTDC Shares.

7.2	In this MOU :-

“CGHL Share” means the ordinary share at par value of US$1.00 each in the Issuer, and “CGHL Shares” shall be construed accordingly.

“Conversion Date” means the date of the conversion notice issued by the Investors under the Note Instrument, pursuant to which the conversion right under Clause 7.1 is exercised by the Investors.

“Conversion Period” means the period commencing from the Completion Date up to and including one business day before the Maturity Date.

“CTDC Conversion Price” means (a) US$3.01, if the Market Price per CTDC Share at the Conversion Date is equal to or above US$3.01, or (2) the Market Price, if the Market Price per CTDC Share at the Conversion Date is below US$3.01 but above US$2.01, or (c) US$2.01, if the Market Price per CTDC Share at the Conversion Date is equal to or below US$2.01.

“CTDC Shares” means the common stocks of CTDC, par value US$0.01 each, which are listed on NASDAQ, and “CTDC Share” shall be construed accordingly.

“Market Price” means the 30-day volume weighted average closing price per CTDC Share on NASDAQ immediately before the Conversion Date.

7.3	For the avoidance of doubt, upon the exercise of the conversion right under Clause 7.1(a) by the Investors in respect of the CGHL Shares, CGIG shall transfer to the Investors the existing CGHL Shares held and owned by CGIG.

7.4	For the avoidance of doubt, upon the exercise of the conversion right in respect of the entire Principal under Clause 7.1(a) by the Investors in respect of the CGHL Shares, the total number of the CGHL Shares to be transferred by CGIG to the Investors shall be equal to 15 CGHL Shares, representing 15% of the entire issued share capital of and comprising of 15% of all the voting right of the Issuer. Upon the exercise of the conversion right in respect of any part of the Principal under Clause 7.1(a) by the Investors, the number of the CGHL Shares to be transferred by CGIG shall be pro rata of 15 CGHL Shares.

7.5	If the Market Price of CTDC Share is equal or above US$8.00, the Investors shall exercise the conversion right under Clause 7.1(b) in respect of the CTDC Shares immediately.

8.	Guarantee and Indemnity

8.1	CTDC shall guarantee the due and punctual performance of all the terms and conditions and payment of all moneys due and payable under the Subscription Agreement, the Note Instrument and the Convertible Notes by itself, CGIG and the Issuer, and indemnify the Investors for all losses and damages of the Investors arising from or caused by any breach, default or non-performance of any terms and conditions and payment of any moneys due and payable under the Subscription Agreement, the Note Instrument and the Convertible Notes by itself, CGIG and the Issuer.

8.2	The aforesaid guarantee and indemnity shall be in such form and contents to be determined by the Investors in their absolute discretion.

9.	Other Major Terms of the Convertible Notes

9.1	The Investors are entitled to nominate and appoint one director of the Issuer.

9.2	The Subscription Money shall be used for financing the expansion and development of solar production lines of the Issuer and its subsidiaries. The Issuer undertakes to apply and use the Subscription Money for such purpose.

9.3	The Investors shall have the right, but are not obliged, to carry out a due diligence review on the Issuer, CTDC, CGIG, the CTDC Group and all matters relating to the Subscription Agreement at any time and from time to time after signing of this MOU (the “Due Diligence”).

9.4	CTDC undertakes that, upon the expiry of 60 days of the exercise of the conversion right under Clause 7.1(b) by the Investors in respect of CTDC Shares, CTDC shall file with the Securities and Exchange Commission in US a registration statement on Form F-1 or any other forms applicable which are required by the Investors in relation to the transactions contemplated herein.

9.5	The Convertible Notes are freely transferable by the Investors. The Investors undertake that the exercise of the conversion right under Clause 7.1(b) by the transferee as new noteholder in respect of CTDC Shares shall not result in change in control of CTDC.

9.6	Representations, covenants, warranties, indemnities, undertakings and other provisions relating to the Issuer, CGIG, CTDC, CTDC Group, CGHL Shares and CTDC Shares are usual and customary for the proposed transactions and to be fully defined in the Subscription Agreement.

9.7	Default clauses are usual and customary for the proposed transactions and to be fully defined in the Subscription Agreement.

10.	Subscription Agreement and Further Negotiation

10.1	This MOU merely serves to record the intention of the Parties as at the date hereof. The Parties hereto do not intend the provisions of this MOU to be exhaustive and complete as to the terms and conditions of the subscription and issue of the Convertible Notes.

10.2	The Parties hereto do not intend the provisions of this MOU to be exhaustive and complete as to the terms and conditions of the transaction(s) contemplated herein. The Parties shall in good faith continue to negotiate and enter into further terms and conditions relating to the transactions contemplated herein, and may delete, modify, amend, change, alter, supplement any provision of this MOU and add any new provisions to the transactions contemplated herein.

10.3	Each of the Parties agrees to use its best endeavours to negotiate and enter into further relevant legal documentations for the transactions contemplated herein, including but not limited to, the Subscription Agreement as soon as practicable.

11.	Confidentiality

11.1	The Issuer, CGIG and CTDC agree that they will not disclose in any manner whatsoever the name or names of the Investors, unless and until such disclosure is required by law or applicable regulation and then only to the extent of such requirement and after reasonable efforts have been made to notify the Investors of such disclosure.

11.2	The terms of this MOU and any written or oral information provided by CTDC in connection with the subscription and issue of the Convertible Notes hereunder is exclusively for the information of the Investors, the Investors agree and undertake to each of the Issuer, CGIG and CTDC that they will not disclose such information to any third party or circulate or refer to such information publicly without the prior consent of the Issuer and CTDC.

11.3	The Investors agree and undertake that they shall not disclose any information provided by CTDC or any subsidiary of CTDC, or any of their respective directors, employees or agents, without CTDC’s prior consent.

12.	Governing Law and Jurisdiction

12.1	This MOU and the transactions contemplated by this MOU shall be governed by and construed in all respects in accordance with the laws of Hong Kong. Each Party hereby irrevocably submits to the exclusive jurisdiction of the courts of Hong Kong.

Date : January 15, 2009

Confirmed by the Issuer For and For and on behalf of China Green Holdings Ltd. /s/ Alan Li Name : Alan LI Title : Director	Confirmed by CTDC on behalf of China Technology Development Group Corporation /s/ Alan Li Name : Alan LI Title : Director
Confirmed by the Investor Confirmed by CGIG For and on behalf of For and on behalf of CMTF Asset Management Limited China Green Industry Group limited /s/ Feng Yu /s/ Alan Li ________________________________ ________________________________ Name : FENG Yu, Ray Name : Alan LI Title : Director Title : Director Confirmed by the Investor

Confirmed by CGIG
For and on behalf of		For and on behalf of
CMTF Asset Management Limited		China Green Industry Group limited
/s/ Feng Yu		/s/ Alan Li
________________________________ ________________________________
Name : FENG Yu, Ray		Name : Alan LI
Title : Director		Title : Director